

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Thomas Altier
Chief Financial Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, New York 10016

Re: Phreesia, Inc.
Form 10-Q for the quarterly period ended October 31, 2019
Exhibit No. 10.1 – Lease Modification Agreement No. 2, dated as of October 22, 2019, by and between the Registrant and Phoenix Limited Partnership of Raleigh
Exhibit No. 10.2 – Amendment to Master Software License and Services Agreement, dated as of September 30, 2019, by and between the Registrant and Ascension Health Resource and Supply Management Group, LLC
Filed December 10, 2019
File No. 001-38977

Dear Mr. Altier:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance